

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Room 4631

Terrence J. Murphy
Chief Financial Officer
Legg Mason, Inc.
100 International Drive
Baltimore, MD 21202

> **Re:** **Legg Mason, Inc.**
> **Form 10-K for Year Ended March 31, 2010**
> **File No. 001-08529**

Dear Mr. Murphy:

　　We have completed our review of your Form 10-K and related filings and have no further comments at this time.


Sincerely,

Terence O'Brien
Accounting Branch Chief
